Exhibit 12

CORNING INCORPORATED AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In millions, except ratios)

Six months ended June 30, 2015

Income from continuing operations before taxes on income	$1,099
Adjustments:
Equity in earnings of equity affiliates	(156)
Distributed income of equity affiliates	95
Net income attributable to noncontrolling interests	5
Fixed charges net of capitalized interest	78

Earnings before taxes and fixed charges as adjusted	$1,121

Fixed charges:
Interest incurred (1)	$83
Portion of rent expense which represents an appropriate interest factor (2)	15
Amortization of debt costs	1

Total fixed charges	$99

Preferred stock grossed up to a pre-tax basis	60

Combined fixed charges and preferred stock dividends	$159

Ratio of earnings to fixed charges	11.3x

Ratio of earnings to combined fixed charges and preferred stock dividends	7.1x

(1)	Interest incurred includes capitalized interest and amortization expense for debt costs.
(2)	One-third of net rent expense is the portion deemed representative of the interest factor.

© 2015 Corning Incorporated. All Rights Reserved.

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